

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 16, 2010

Mr. Paul Coghlan
Chief Financial Officer
Linear Technology Corporation
1630 McCarthy Boulevard
Milpitas, California 95035

      Re: **Linear Technology Corporation**
                Form 10-K for the Fiscal Year Ended June 27, 2010
                Filed August 19, 2010
                File No. 000-14864

Dear Mr. Coghlan:

      We have reviewed your response filed November 8, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Mr. Paul Coghlan
Linear Technology Corporation
November 16, 2010
Page 2

Form 10-Q for the period ended September 26, 2010

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15

Results of Operations, page 15

1.   We see that your revenues increased by approximately 65% in the period ended September 26, 2010 as compared to the period ended September 27, 2009 and this was due, in part to an increase in the average selling price from $1.49 to $1.65 per unit. In light of the significant increase in revenue between periods, your MD&A disclosure does not appear to provide investors with a thorough analysis that provides readers a view of the company through the eyes of management. When individual line items, disclosed in your statements of operations, significantly fluctuate in comparison to the comparable prior period, please quantify, and disclose the nature of each item that caused the significant change. For example, please quantify each material factor, i.e. such as price changes and volume changes by type of product, disclose separately the effect on operations attributable to each factor causing the aggregate change from year to year and disclose the nature of or reason for each factor causing the aggregate change. The analysis should reveal underlying material causes of the factors described and any future impact on operating results. Please also incorporate the above comment to all of the disclosures in the analysis of your results of operations in MD&A in future filings, including operating expenses. For further guidance, please refer to Item 303 and the related instructions in Regulations S-K as well as SEC Interpretive Release No. 33-8350. Please revise future filings, including any amendment to the Form 10-Q for the fiscal quarter ended September 26, 2010 to comply.

Certifications, Exhibit 32.1

2.   We note that Mr. Coghlan's certification filed pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 incorrectly refers to your report on Form 10-Q for the quarterly period ended November 26, 2010. Please file an amendment to your Form 10-Q for the period ended September 26, 2010 to include certifications that correctly refer to the 10-Q for the quarterly period ended September 26, 2010. Your amendment must include the entire periodic report as well as currently dated and signed 906 and 302 certifications.

You may contact Julie Sherman at (202) 551-3640 or Kevin Kuhar at (202) 551-3662 if you have any questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3212.

Sincerely,

Jeff Jaramillo
Branch Chief